
May 26, 2010

Mr. Rakesh Malhotra
Chief Financial Officer
Infrastructure Materials Corp.
1135 Terminal Way, Suite 207B
Reno, NV 89502

>    **Re:    Infrastructure Materials Corp.**
>    **Form 10-K for the Fiscal Year Ended June 30, 2009**
>    **Filed September 28, 2009**
>    **Response letter dated May 5, 2010**
>    **File No. 0-52641**

Dear Mr. Malhotra:

   We have reviewed your filings and response letter and have the following comments.  Please provide a written response to our comments.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2009

Notes to the Consolidated Financial Statements

Note 5 Issuance of Common Shares and Warrants, page 64

1.    Your response to prior comment number one from our letter dated March 26, 2010 explains that you have not recognized additional expense associated with the modification to warrants.  As it appears additional value has been conveyed to warrant holders not contemplated in the original issuance, please tell us why this event did not trigger expense recognition.  Although US GAAP does not directly address transactions of this type, we believe it is appropriate to look to other areas for guidance.  In this regard, we believe that guidance contained in FASB ASC paragraphs 718-20-35-3, 718-20-35-5 and 718-20-35-8 is applicable in this situation.

Closing Comments

   Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a letter that keys your responses to our comments and provides any requested information.  Detailed letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Mark Wojciechowski at (202) 551-3759, or in his absence, Jennifer O'Brien at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3299 with any other questions.

Sincerely,

Mark C. Shannon
Branch Chief